HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Six months ended June 30	2013 (1)	2013 (2)	2012 (1)	2012 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$41,743	$44,351	$41,213	$44,688
Interest component of rentals	3,047	3,047	3,464	3,464
Pretax preferred stock dividend requirements of subsidiaries	1,478	1,478	1,481	1,481

Total fixed charges	$46,268	$48,876	$46,158	$49,633

Earnings
Pretax income from continuing operations	$116,583	$116,583	$121,238	$121,238
Fixed charges, as shown	46,268	48,876	46,158	49,633
Interest capitalized	(1,128)	(1,128)	(1,763)	(1,763)

Earnings available for fixed charges	$161,723	$164,331	$165,633	$169,108

Ratio of earnings to fixed charges	3.50	3.36	3.59	3.41

Years ended December 31	2012 (1)	2012 (2)	2011 (1)	2011 (2)	2010 (1)	2010 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$83,020	$89,443	$87,592	$96,575	$87,191	$101,887
Interest component of rentals	6,493	6,493	4,757	4,757	4,282	4,282
Pretax preferred stock dividend requirements of subsidiaries	2,924	2,924	2,914	2,914	3,001	3,001

Total fixed charges	$92,437	$98,860	$95,263	$104,246	$94,474	$109,170

Earnings
Pretax income from continuing operations	$215,517	$215,517	$214,162	$214,162	$181,357	$181,357
Fixed charges, as shown	92,437	98,860	95,263	104,246	94,474	109,170
Interest capitalized	(4,355)	(4,355)	(2,498)	(2,498)	(2,558)	(2,558)

Earnings available for fixed charges	$303,599	$310,022	$306,927	$315,910	$273,273	$287,969

Ratio of earnings to fixed charges	3.28	3.14	3.22	3.03	2.89	2.64

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(continued)

Years ended December 31	2009 (1)	2009 (2)	2008 (1)	2008 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$85,827	$119,873	$120,083	$181,566
Interest component of rentals	5,339	5,339	5,354	5,354
Pretax preferred stock dividend requirements of subsidiaries	2,868	2,868	2,894	2,894

Total fixed charges	$94,034	$128,080	$128,331	$189,814

Earnings
Pretax income from continuing operations	$126,934	$126,934	$139,256	$139,256
Fixed charges, as shown	94,034	128,080	128,331	189,814
Interest capitalized	(5,268)	(5,268)	(3,741)	(3,741)

Earnings available for fixed charges	$215,700	$249,746	$263,846	$325,329

Ratio of earnings to fixed charges	2.29	1.95	2.06	1.71

(1)                     Excluding interest on ASB deposits.

(2)                     Including interest on ASB deposits.

(3)                     Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.